SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2003

PCCW Limited
 (Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1. Announcement dated July 9, 2003.

ITEM 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not for release in or into the United States, Canada, Australia or Japan.

PCCW Limited (the “Company”) announces certain financial information (based on the audited accounts of PCCW-HKT Telephone Limited (“HKTC”) for the three months ended 31 March 2003 and 2002) which will be disclosed to potential investors in connection with certain debt capital markets fund raising activities that are currently being carried out by certain of the Company's subsidiaries.

This financial information has not previously been announced by the Company and is being announced for the general information of the Company's shareholders.

Introduction

The Company announces certain financial information (based on the audited accounts of HKTC for the three months ended 31 March 2003 and 2002) which will be disclosed to potential investors in connection with certain debt capital markets fund raising activities that are currently being carried out by certain of the Company's subsidiaries.

PCCW-HKT Telephone Limited

HKTC is an indirect wholly-owned subsidiary of the Company and forms the most significant part of the Company's Telecommunications Services business, the major operating unit of the Company. The Company's other telecommunications services include customer premises equipment sales and services and most call center services provided to third parties that are carried out by other subsidiaries of the Company and are not accounted for in HKTC's results.

HKTC is the leading provider of fixed-line telecommunications services in Hong Kong. Its principal business activities include the provision of local telephony services, local data and broadband services, international telecommunications services and other technical and maintenance services.

Audited Consolidated Income Statements of HKTC for the three months ended 31 March 2003 and 2002

The summary financial information set out below has not previously been announced by the Company and is being announced for the general information of the Company's shareholders.

		Three months ended 31 March
		2003	2002
	Note	HK$ millions	HK$ millions

Turnover	1	3,555	3,658
Operating costs	2	(1,992)	(2,045)

Operating profit		1,563	1,613

Finance costs and other revenue		(252)	(350)

Profit before taxation		1,311	1,263
Taxation		(374)	(242)

Profit for the period		937	1,021

EBITDA	3	2,105	2,126

The consolidated net assets of HKTC as at 31 March 2003 were HK$18,630 million (31 March 2002: HK$21,413 million).

The accounting policies adopted in preparing the financial statements of HKTC for the year ended 31 March 2003 are consistent with those set out in the financial statements of the Company for the year ended 31 December 2002. The financial year end of HKTC is 31 March whereas that for the Company is 31 December.

Notes

1.	Turnover

	Turnover is categorised as follows:

		Three months ended 31 March
		2003	2002
		HK$ millions	HK$ millions

	Local telephony services	1,556	1,760
	Local data and broadband services	1,194	984
	International telecommunications services	535	706
	Other services	270	208

		3,555	3,658

2	Operating costs

		Three months ended 31 March
		2003	2002
		HK$ millions	HK$ millions

	Costs of services provided	291	335
	Other operating costs	1,701	1,710

		1,992	2,045

3.	EBITDA
	EBITDA represents profit for the period before interest, taxes, depreciation and amortisation, but excludes any exceptional profits or losses on the sale or termination of an operation, exceptional costs of reorganisation or restructuring, exceptional profits or losses on the disposal of assets and other extraordinary items. EBITDA is not a term used under Hong Kong generally accepted accounting principles. EBITDA should not be construed as a substitute for operating profit, net income or cash flows from operating activities for the purposes of analysing HKTC's operating performance, financial position and cash flows. The EBITDA of HKTC as referred to in this announcement is not necessarily comparable with similarly titled measures used by other companies.

	By Order of the Board Fiona Nott Company Secretary

Hong Kong, 9 July, 2003

This announcement is not an offer of securities for sale in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in Hong Kong, the United States or certain other jurisdictions in the absence of registration or an exemption from registration. Any public offering of securities to be made in the United States would be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and its management, as well as financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: July 15, 2003	By:	(Sd.) Fiona Nott
Name: Fiona Nott
Title: Company Secretary